        EXECUTION VERSION

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT ("Agreement") is effective as of the date last appearing on the signature page to this Agreement evidencing the approval hereof by Purchaser and Seller (the "Effective Date"), by and between WAREHOUSE ON WHEELS, INC., a Nebraska corporation (hereinafter referred to as “Seller”), AMERICAN TRAILER & STORAGE, INC., a Missouri corporation (hereinafter referred to as the "Purchaser"), and STEPHEN J. BLUM, majority stockholder of Seller (“Owner”).

WITNESSETH:

WHEREAS, Seller owns certain storage containers, semi-trailers and related business assets located at its place of business and is engaged in the business of leasing such containers and semi-trailer assets to others for use in the storage and transportation of goods (the "Seller's Business") and Seller desires to sell and Purchaser desires to purchase certain of the assets and properties, tangible and intangible, of Seller used by Seller in connection with Seller's Business, as more specifically set forth in this Agreement.

NOW, THEREFORE, for and in consideration of the premises, mutual promises, covenants, conditions, agreements, representations, and warranties contained in the Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.           PURCHASE AND SALE OF ASSETS

1.1           Purchase and Sale of Assets.                                                      Subject to the terms and conditions in this Agreement, on the Closing Date (as hereinafter defined) Seller agrees to sell to the Purchaser, and Purchaser agrees to purchase, free and clear of any liens or encumbrances, the following assets (collectively the "Assets”):

(a)           all of Seller’s containers, operating equipment, semi-trailers, furnishings, tools, electronic devices, supplies, inventory, records and all other tangible items associated with the operation of Seller’s Business.  A list describing such tangible assets including containers, operating equipment and semi-trailers, with agreed values, is attached hereto as Exhibit A1;  Seller has advised Purchaser that certain semi-trailers are not properly titled in the name of Seller; those semi-trailers with defective title certificates are identified on Exhibit A-2;

(b)           all goodwill associated with or arising and growing out of Seller’s Business, including Seller’s trade name and telephone numbers, a list of all the Seller’s customers that have rented or purchased containers and semi-trailers and all non-disclosure, non-compete and similar agreements with current or former employees of Seller that have not expired on their face; the parties hereto recognize such goodwill as a valuable property right, distinct and apart from the other assets herein conveyed; (a list describing such customers and their contact information is attached hereto as Exhibit B-1; a list of such non-disclosure and non-compete agreements is attached hereto as Exhibit B-2).

1.2           Assumption of Certain Obligations of Seller.  Subject to the terms and conditions in this Agreement, on the Closing Date Purchaser shall assume and agree to perform the rental agreements of Seller that relate to containers and semi-trailers leased by Seller to others (the “Rental Agreements”).  A list of such Rental Agreements is attached hereto as Exhibit C.

Purchaser shall assume no other obligations of Seller.

Seller shall retain all other assets used in the operation of Seller’s Business, including but not limited to accounts receivable.

1.3           Conveyance Documents.  The sale and delivery of the Assets shall be made by such Bills of Sale and other instruments of assignment and transfer, including certificates of title showing no liens thereon, as Purchaser shall reasonably request, in recordable form where appropriate.

1.4           Purchase Price.  The purchase price for the Assets shall be Five Hundred Thirty-two Thousand Dollars ($532,000.00), payable at Closing as follows: (i) by wire transfer or other available funds of Four Hundred Eighty-two Thousand Dollars ($482,000.00); and (ii) by depositing  Fifty Thousand Dollars ($50,000.00) (the “Escrow Fund”) with the Escrow Agent (as hereinafter defined) to be held and disposed of pursuant to the Escrow Agreement (as hereinafter defined).

1.5           Allocation of Purchase Price.  The Purchase Price shall be allocated among the Assets in the manner required by Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), as shown on an allocation schedule to be agreed upon by Purchaser and Seller on or prior to the date of Closing.  After the Closing, the parties will make consistent use of the allocations set forth in such allocation schedule for all purposes.  Any subsequent adjustment to the Purchase Price will be allocated in accordance with Section 1060 of the Code.  Purchaser and Sellers agree that the form of the transactions, the consideration provided for in this Agreement and the allocation of the Purchase Price as provided above were arrived at on the basis of arm’s length negotiation between Purchaser and Seller, and shall be respected by each of them for federal, state, local and other tax reporting purposes, and that none of them will assert or maintain a position inconsistent with the foregoing.

2.           REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER AND OWNER

2.1           Representations and Warranties.   Seller and Owner represent, warrant and covenant that:

(a)           Organization and Authorization.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Nebraska.  Seller has all of the requisite corporate power and authority to own, lease, and operate its properties, to carry on its business as now being conducted and to execute, deliver, and perform this Agreement and all writings relating thereto.  The execution, delivery and performance of this Agreement have been duly and validly authorized by the Board of Directors of the Seller and by its shareholders.  This Agreement constitutes the valid and binding obligation of Seller and Owner enforceable in accordance with its terms.  Neither the execution and delivery of this Agreement nor the consummation by Seller of the transactions contemplated hereby nor compliance with any of the provisions hereof will:  (i) conflict with or result in a breach of the Articles of Incorporation or By-Laws of Seller; (ii) violate any statute, law, rule or regulation or any writ, injunction, or decree of any court or governmental authority; or (iii) violate or conflict with or constitute a default under or give rise to right of any termination, cancellation or acceleration under any agreement to which Seller is a party or by which it or its assets or properties may be bound.  Except for such consents or notifications as may be required by the State of Nebraska respecting the sale of titled assets, no consent or approval or notification to any governmental authority is required in connection with execution and delivery by Seller of this Agreement or the consummation of the transactions contemplated hereby.

(b)           Title to Assets.  Seller has good and marketable title to all the Assets, free and clear of all security interests, liens, pledges, claims, encumbrances, options, rights of first refusal, mortgages, security agreements or other agreements, except for the Rental Agreements (collectively, the "Encumbrances").  Purchaser shall take subject only to the Encumbrances, and all other leases, security interests, liens, pledges, claims, options, rights of first refusal, mortgages, security agreements or other agreements shall have been properly terminated to the satisfaction of Purchaser by or on the date of Closing.

(c)           Taxes.  At or by Closing Seller will have paid all taxes, assessments, and penalties due and payable to the United States and any State (“Taxes”), and Seller shall provide proof of the above at or prior to Closing.

(d)           Financial and Asset Information.  Seller has made available to Purchaser for inspection all of Seller’s material assets, contracts, books and records.  The financial and asset information provided to Purchaser fairly present the material condition and revenue results of Seller’s Assets and Seller’s Business as of the dates thereof and such information is complete in all material respects.  Seller has no material undisclosed liabilities respecting the Assets or Seller’s Business.

(e)           Conduct of Business.                                           Seller has since June 12, 2007 and will until Closing conduct business in the ordinary course and has not since June 12, 2007 sold and will not sell any of its assets except in the ordinary course of business.

(f)           Compliance with Laws.  Seller has complied with, and is not in violation of, applicable federal, state or local statutes, laws and regulations affecting the Assets or the operation of Seller's Business (“Laws”), specifically including (i) any federal, state or local laws and regulations respecting protection of the environment and (ii) the Employee Retirement Income Security Act of 1974, as amended from time to time and related Treasury Regulations (“ERISA”).

(g)           Litigation.  Except as set forth on Schedule 2.1(g) attached hereto, there are no suits, actions, or other legal or administrative proceedings, including, but not limited to, breach of lease, warranty, product or personal injury claims, pending or threatened against or affecting Seller, Seller's Business or the Assets.

(h)           Full Disclosure.  None of the representations and warranties made by Seller or on its behalf contains or will contain any untrue statement of material fact, or omit any material fact the omission of which would be misleading.

(i)           Defective Title Matters.  Seller shall use its best efforts to obtain properly issued certificates of title for all of the semi-trailers identified on Exhibit A-1 prior to Closing.  Seller shall reimburse Purchaser for all costs, including any fines, penalties, attorneys’ fees and any other costs that are incurred by Purchaser after Closing that arise from the defective titles and Purchaser’s actions to properly title the semi-trailers identified in Exhibit A-1.  The covenants of Seller under this Section 2.1(i) shall survive Closing.

(j)           Trade Name; Seller’s Name Change.  Following the Closing, Purchaser may file all such documents necessary to register the trade name of Seller as a trade or fictitious name, in any jurisdiction Purchaser shall deem necessary.  As of the Closing, Seller shall have taken all necessary action that may be necessary to change Seller’s names after the Closing to a name bearing no similarity to “Warehouse on Wheels.”  Seller will file, on the date of Closing, all necessary documents or certificates with the Secretary of State of Nebraska that are necessary to effectuate the change of Seller’s name as contemplated by this Section 2.1(j), including name change amendment to Seller’s articles of incorporation, and will provide written evidence of the same to Purchaser, which shall be acceptable to Purchaser in its reasonable discretion.  Seller shall cooperate fully with Purchaser with regard to all trade name registration filings.

3.           REPRESENTATIONS, WARRANTIES AND COVENANTS OF PURCHASER

Purchaser represents, warrants and covenants that it is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri.  Purchaser has all of the requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as now being conducted and to execute, deliver, and perform this Agreement.  The execution, delivery and performance of this Agreement have been duly and validly authorized by the Board of Directors of Purchaser.  This Agreement constitutes the valid and binding obligation of Purchaser enforceable in accordance with its terms.  Neither the execution and delivery of this Agreement nor the consummation by Purchaser of the transactions contemplated hereby nor compliance with any of the provisions hereof will:  (i) conflict with or result in a breach of the Articles of Incorporation or By-Laws of Purchaser; (ii) violate any statute, law, rule or regulation or any writ, injunction, or decree of any court or governmental authority; or (iii) violate or conflict with or constitute a default under or give rise to right of any termination, cancellation or acceleration under any agreement to which Purchaser is a party or by which it or its assets or properties may be bound.  Except for notification by Purchaser’s parent corporation to the Securities and Exchange Commission and, if required, certain state securities commissioners, no consent or approval or notification to any governmental authority is required in connection with execution and delivery by Purchaser of this Agreement or the consummation of the transactions contemplated hereby or thereby.

4.           WARRANTIES AT CLOSING

All covenants, representations and warranties of Seller and Owner set forth in this Agreement and in any written statements delivered to Purchaser by Seller under this Agreement will also be true and correct as of the Closing Date as if made on that date.  All covenants, representations and warranties of Purchaser set forth in this Agreement and in any written statements delivered to Seller by Purchaser under this Agreement will also be true and correct as of the Closing Date as if made on that date.

5.           CONDITIONS PRECEDENT TO PURCHASER'S PERFORMANCE

The obligations of Purchaser to purchase the Assets under this Agreement are subject to the satisfaction, at or before the closing, of all the conditions set out below in this Article.  Purchaser may waive any or all of these conditions, in whole or in part, without prior notice; provided however, that no such waiver of a condition shall constitute a waiver by Purchaser of any of its other rights or remedies, at law or in equity, if Seller shall be in default of any of its representations, warranties, or covenants under this Agreement.

5.1           Performance of Seller.  Seller shall have performed, satisfied, and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by Seller on or before the Closing Date.

5.2           No Material Changes.  From June 12, 2007 to the Closing Date, there shall not have been any material adverse changes in the Assets or Seller's Business.

5.3           Absence of Litigation.  No action, suit, or proceeding before any court or any governmental body or authority pertaining to the transaction contemplated by this Agreement or to its consummation shall have been instituted or threatened against Seller on or before the Closing Date.

5.4           Corporate Approval.  The execution and delivery of this Agreement by the Seller and the performance of its covenants and obligations under this Agreement, shall have been duly authorized by all necessary corporate action.

5.5           Conveyance Documents.  At the Closing, Seller shall have executed and delivered to Purchaser the necessary instruments and documents to vest in Purchaser title to the Assets, free and clear of all liens, encumbrances, and security interests, save and except for the obligations respecting the Encumbrances, including, but not limited to (i) assignment of all Rental Agreements (the “Assignment of Contracts and Leases”); (ii) Bill(s) of Sale; (iii) certificates of title to each semi-trailer owned by Seller with such releases as may be necessary to remove any notation of lien on any such certificates; (iv) Escrow Agreement; and (v) such other assignments, consents or other instruments of conveyance as Purchaser may reasonably request.

5.6           Certificate of Good Standing.  At the Closing, the Seller shall provide to Purchaser a Certificate of Good Standing from the Secretary of State of Nebraska.

5.7           Approval of Documents / Consents.  The form and substance of all certificates, instruments, and other documents delivered to Purchaser under this Agreement shall be satisfactory in all reasonable respects to Seller, Purchaser and their counsel, and Purchaser shall have obtained consents to the assignment of Rental Agreements (the “Consents”) (or waived such Consents).

5.8           Purchaser’s Due Diligence.  The results of Purchaser’s investigations and review of accounting, legal, regulatory, environmental and other due diligence investigations and review shall be satisfactory in all reasonable respects to Purchaser.

5.9           Financing.  Purchaser shall have executed definitive loan documents containing economic terms and other provisions satisfactory to Purchaser in its sole discretion, and all conditions of funding under such documents shall have been satisfied.

5.10           Owner’s Employment Agreement.  Purchaser and Owner shall have entered into an employment agreement (“Employment Agreement”) acceptable in form to Purchaser and Owner.

5.11           Nebraska Dealer’s License.   Purchaser shall have obtained such licenses, including a license as a dealer of tractors and semi-trailers, as Purchaser deems necessary in its discretion for the operation of its business.

6.           ESCROW

6.1           Escrow Agreement.  The performance by Seller of its covenants, agreements, indemnities and obligations under this Agreement shall be secured by the Escrow Fund to be held and disposed of by the escrow agent (“Escrow Agent”) pursuant to an Escrow Agreement in the form set forth on Exhibit D attached hereto (the “Escrow Agreement”), which shall be executed and delivered by Seller and Buyer at Closing.

6.2           Purchase Price Adjustment.  In the event that during the three-month period following the Closing (the “Escrow Period”) there is a breach of any Rental Agreement by any lessee of any container or semi-trailer acquired hereunder, Purchaser shall immediately notify Seller and will use reasonable commercial efforts at Purchaser’s cost and expense to recover possession of any container semi-trailer(s).  If after such reasonable commercial efforts, Purchaser is unable to recover possession of any container(s) or semi-trailer(s) Purchaser shall deliver notice of failure to recover possession to Seller specifying the container(s) or semi-trailer(s) not recovered and the value thereof as set forth on Exhibit A (the “Stated Value”).  If Seller has not paid the Stated Value to Purchaser within five (5) business days after receipt of such notice, Purchaser shall be entitled to receive immediately from the Escrow Fund an amount equal to the Stated Value for each unrecovered container or semi-trailer.  Upon disbursement of such payment from the Escrow Fund to Purchaser, (i) Purchaser shall deliver to Seller any certificate of title in its possession, properly endorsed to Seller, or a bill of sale if there is no certificate of title in its possession, for any such container(s) or semi-trailer(s), and (ii) Purchaser shall assign to Seller any and all of Purchaser's interest in or to any rental agreement respecting any such container(s) or semi-trailer(s). Seller may thereafter take such actions as it deems appropriate to acquire, use or dispose of the container(s) or semi-trailer(s) in question.  Seller’s obligation to pay the Stated Value as set forth in this Section 6 is limited to the amount of the Escrow Fund, and Seller shall have no liability to Purchaser for any rentals not paid under any of the Rental Agreements, nor for any costs incurred by Purchaser in seeking to recover the possession of any containers or semi-trailers.

6.3           Escrow Fund Release.  Provided that no dispute then exists under this Section 6 or under Section 9 or 10 of this Agreement as to any claim by Purchaser to all or a portion of the Escrow Fund, the remaining Escrow Fund balance will be released to Seller as follows:  (i) fifty percent (50%) of the undisbursed Escrow Fund shall be released on the first business day following the expiration of six (6) months after the date of Closing; (ii) fifty percent of the then-undisbursed balance of the Escrow Fund shall be released on the first business day following the expiration of twelve (12) months after the date of Closing; and (iii) all of the undisbursed balance of the Escrow Fund shall be released on the first business day following the expiration of three (3) years after the date of Closing, at which time the Escrow Period and the Escrow Agreement shall be deemed terminated.  Release of the Escrow Fund and termination of the Escrow Agreement shall have no effect upon any liability of Seller or Owner to Purchaser under any other provision of this Agreement.

7.           CLOSING

7.1           Closing.  The sale, transfer and assignment of the Assets and performance of the other transactions contemplated herein shall be consummated at a closing (herein referred to as the “Closing”) to be held at the offices of McDowell, Rice, Smith & Buchanan, counsel to Purchaser, or such other location as the parties may select, on or before August 22, 2007.

7.2           Seller’s Obligations.                                           At the Closing, Seller shall deliver to Purchaser all instruments of conveyance, assignment and transfer, the Assets and possession thereof, and any other documents necessary to conclude the agreements between the parties.

7.3.           Purchaser’s Obligation.  At the Closing, Purchaser shall deliver to Seller cash or certified or bank cashier’s check in the amount of the purchase price less the Seller Note and the Escrow Fund, shall fund the Escrow Fund, shall deliver the Seller Note, and shall deliver any other documents necessary to conclude the agreements between the parties.

7.4           Employment Agreement.  At the Closing Purchaser and Owner shall enter into and execute the Employment Agreement.

7.5           Cooperation.                                At any time before or after the Closing as appropriate, Seller will execute, acknowledge, and deliver any further assignments, conveyances, and other assurances, documents, and instruments of transfer that may be reasonably requested by Purchaser and will take any other action consistent with the terms of this Agreement that may reasonably be requested by Purchaser for the purpose of assigning, transferring, granting, conveying, and confirming to Purchaser, or reducing to possession, the Assets.  Seller shall use its best efforts to obtain the Consents and to assist Purchaser in obtaining the Consents after Closing if not earlier obtained by Seller.

7.6           Employees.  At or immediately prior to the Closing, Seller shall pay any and all obligations to all of its employees (“ Employees”) with respect to any periods prior to the Closing including any obligations arising out of, or provided by, any employee benefit plan.  Purchaser shall have no obligation to employ any Employees and is assuming no liabilities with respect to any Employees.  All Employees whom Purchaser elects to employ on or after the date of Closing shall be employees “at will” and “new employees” of Purchaser and any prior employment by Seller of such employees shall not affect entitlement to, or the amount of, salary or other cash compensation, current or deferred, or any benefits, that Purchaser may make available to its employees.  At the election of Purchaser, Seller will assign Seller’s workers’ compensation and unemployment experience ratings to Purchaser.  Notwithstanding anything to the contrary contained in this Agreement, Seller shall take all action required to assure that Purchaser experiences no liability or obligation with respect to any Employee’s employment with Seller, whether arising out of, or provided by, any employee benefit plan or otherwise.

7.7           Prorations.  Rentals, prepaid rentals and prepaid payments, if any (collectively, “Rent”) shall be prorated on the basis that Purchaser shall receive a credit for all Rent that Seller has actually received before the Closing that is allocable to the period after the Closing and for all security deposits held by Seller.  Seller shall not receive a credit for any Rent Seller has not received as of the Closing that is allocable to the period prior to the Closing.  If Purchaser shall collect any such Rent after the Closing, Buyer shall promptly pay the same to Seller. Prepaid fees for equipment retrieval (“Pick-up Fees”) for equipment not retrieved by Seller as of Closing shall be credited to Purchaser.  Purchaser and Seller shall account to one another thirty (30) days after Closing respecting any Rents or Pick-up Fees owed and any amounts due as shown on such accounting shall be paid within sixty (60) days of Closing.

8.           COSTS

Each of the parties shall pay all of their own costs and expenses (including attorneys’ fees) incurred or to be incurred in the negotiation and preparation of this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

9.           INDEMNIFICATION

9.1           Seller’s and Owner’s Indemnification.  Seller and Owner jointly and severally indemnify and agree to hold Purchaser, its shareholders, officers, directors and representatives (collectively, the “Purchaser Parties”) harmless from, against and in respect of, and shall (subject to the limitations set forth in this Section 9) on demand reimburse the Purchaser Parties for, any payment, loss, cost or expense (including reasonable attorneys’ fees and reasonable costs of investigation incurred in defending against such payment, loss, cost or expense or claim therefor) (collectively, “Damages”) made or incurred by or asserted against Purchaser Parties at any time after the date of Closing in respect of

(a) any and all liabilities or obligations of Seller, or claims against or imposed on Purchaser Parties, of any nature (whether accrued, absolute, contingent or otherwise and whether a contractual, tax or other type of liability, obligation or claim) not assumed by Purchaser pursuant to this Agreement;

(b)  any and all damage or deficiency resulting from any omission, misrepresentation, breach of warranty, or nonfulfillment of any term, provision, covenant or agreement on the part of Seller contained in this Agreement, or from any misrepresentation in, or omission from, any instrument furnished to Purchaser pursuant to this Agreement;

(c)  any and all liabilities, obligations, claims, damage or deficiency arising out of or related to any matter relating to the operation of Seller’s Business prior to the date of Closing or relating to Seller’s or Owner’s relationship with any other stockholder, employee, former employee, contractor or other party to any agreement with Seller or Owner; and

(d) to the extent not otherwise covered in subsections (a) – (c) of this Section 9.1, the obligations of Seller under Section 2.1(i) of this Agreement.

9.2           Purchaser’s Indemnification.  Purchaser agrees to indemnify and hold Seller harmless against, and will reimburse Seller on demand for Damages made or incurred by or asserted against Seller at any time after the date of Closing in respect of any omission, misrepresentation, breach of warranty, or nonfulfillment or any term, provision, covenant or agreement on the part of Purchaser contained in this Agreement, or from any misrepresentation in, or omission from, any instrument furnished or to be furnished to Seller pursuant to this Agreement.

9.3           Conditions of Indemnification.  With respect to any actual or potential claim, any written demand, the commencement of any action, or the occurrence of any other event that involves any matter or related series of matters (a “Claim”) against which a party hereto is indemnified (the “Indemnified Party”) by another party (the “Indemnifying Party”) under Section 9.1 or 9.2 hereof:

(a)  Promptly after the Indemnified Party first receives written documents pertaining to the Claim, or if such Claim does not involve a third party Claim (a “Third Party Claim”), promptly after the Indemnified Party first has actual knowledge of such Claim, the Indemnified Party shall give notice to the Indemnifying Party of such Claim in reasonable detail and stating the amount involved, if known, together with copies of any such written documents.

(b)  The Indemnifying Party shall have no obligation to indemnify the Indemnified Party with respect to any Claim if (i) the Indemnified Party fails to give the notice with respect thereto in accordance with subsection (a) of this Section 9.3, or (ii) the notice with respect thereto is not given on or before the third anniversary of the date of Closing.

(c)  If the Claim involves a Third Party Claim, then the Indemnifying Party shall have the right, at its sole cost, expense and ultimate liability regardless of the outcome, and through counsel of its own choice (which counsel shall be reasonably satisfactory to the Indemnified Party), to litigate, defend, settle or otherwise attempt to resolve such Third Party Claim; provided, however, that if in the Indemnified Party’s reasonable judgment a conflict of interest may exist between the Indemnified Party and the Indemnifying Party with respect to such Third Party Claim, then the Indemnified Party shall be entitled to select counsel of its own choosing, reasonably satisfactory to the Indemnifying Party, in which event the Indemnifying Party shall be obligated to pay the fees and expense of such counsel.  Notwithstanding the preceding sentence, the Indemnified Party may elect, at any time and at the Indemnified Party’s sole cost, expense and ultimate liability, regardless of the outcome, and through counsel of its choice, to litigate, defend, settle or otherwise attempt to resolve such Third Party Claim.  If the Indemnified Party so elects (for reasons other than the Indemnifying Party’s failure or refusal to provide a defense to such Third Party Claim), then the Indemnifying Party shall have no obligation to indemnify the Indemnified Party with respect to such Third Party Claim, but such disposition will be without prejudice to any other right the Indemnified Party may have to indemnification under Section 9.1 or 9.2 hereof, regardless of the outcome of such Third Party Claim.  If the Indemnifying Party fails or refuses to provide a defense to any Third Party Claim, then the Indemnified Party shall have the right to undertake the defense, compromise or settlement of such Third Party Claim, through counsel of its own choice, on behalf of and for the account and at the risk of the Indemnifying Party, and the Indemnifying Party shall be obligated to pay the costs, expenses and attorneys’ fees incurred by the Indemnified Party in connection with such Third Party Claim.  In any event, Purchaser and Seller shall fully cooperate with each other and their respective counsel in connection with any such litigation, defense, settlement or other attempted resolution.

9.4           Escrow Balance Applicable to Claims.  If Purchaser Parties make a Claim under Section 9.1 and such Claim remains unresolved at the expiration of the Escrow Period, then any then-existing Escrow Balance shall be distributed to Purchaser and held in trust for application against such Claim.  If the Claim is finally resolved in such a manner that there remains an Escrow Balance after such resolution, such Escrow Balance shall be transferred to Seller promptly after such final resolution.  Purchaser shall pay no interest on any Escrow Balance distributed to it and may commingle such funds with other Purchaser assets.

9.5           Limitation.

(a)  The total aggregate liability of Seller or Owner for Damages under Section 9  shall not exceed Three Hundred Sixty Thousand Dollars ($360,000.00); provided however, that the foregoing limitation shall not apply to any Claim relating to Taxes, title to the Assets, violation of environmental Laws or of ERISA, fraud, intentional misrepresentation or willful misconduct on the part of Seller.

(b)  The total aggregate liability of Purchaser for Damages under Section 9 shall not exceed Three Hundred Sixty Thousand Dollars ($360,000.00); provided, however, that the foregoing limitation shall not apply to any Claim relating to any fraud, intentional misrepresentation or willful misconduct on the part of Purchaser.

10.           COVENANT NOT TO COMPETE / NON-SOLICITATION

Seller covenants and agrees that, as a material consideration running to Seller for Purchaser’s payments hereunder, for a period of three (3) years after the date of Closing Seller shall not engage in, carry on, directly or indirectly, either for itself or as a member of a partnership or as a stockholder, investor, agent, associate or consultant of any person, partnership or corporation, compete in container or semi-trailer sales or the portable storage business (i.e., semi-trailer leasing, container rental, dry-van storage and portable office rental) within the states of Kansas, Missouri, Illinois, Nebraska, Colorado, Wisconsin, Minnesota, South Dakota and Iowa (the “States”).  The parties intend that the covenants contained in this Section 10 shall be deemed to be a series of separate covenants, one for each of the States and, except for geographic coverage, each such separate covenant shall be identical in terms to the covenant contained in this Section 10.  Seller further covenants and agrees that for a period of three (3) years after the date of Closing Seller shall not (i) recruit, hire, assist others in recruiting or hiring, discuss employment with, or refer to others concerning employment, any of Seller’s former employees who are employed by Purchaser or any employees of Purchaser, or (ii) solicit any customers of Purchaser or former customers of Seller.  Purchaser may enforce these provisions by any remedy under law or equity, including the seeking of temporary and permanent injunctive relief, and the term of the covenants contained in this Section 10 shall be tolled for the period commencing on the date any successful action is filed for injunctive relief or damages arising out of a breach by Seller of this Section 10 and ending upon final adjudication (including appeals) of such action.  The parties acknowledge that Purchaser and Owner intend to incorporate provisions similar to those in this Section 10 into the Employment Agreement.

11.           EXCLUSIVE DEALING / NONDISCLOSURE

Seller agrees not to offer to sell any of Seller’s assets to any other person or entity and not to solicit, negotiate or accept any agreement with any third party respecting the sale of any of Seller’s assets until such time as this Agreement has been rightfully terminated by Seller or Purchaser.  Each party agrees that it will not, without the prior written consent of the other, disclose publicly or to any third party (other than attorneys, lenders and advisors) the terms and conditions of this Agreement except to the extent required by law or regulation.

12.           TERMINATION AND ABANDONMENT

12.1           Termination and Abandonment.  This Agreement may be terminated and abandoned at any time prior to Closing

(a) by mutual written consent of Purchaser and Seller; or

(b) by Purchaser, if the conditions set forth in Section 5 have not been complied with or performed in any material respect; or

 (c) by Seller, if the conditions set forth in Section 5 have been satisfied and Purchaser declines or refuses to close.

12.2           Notice of Termination.  In the event of termination of this Agreement by either Purchaser or Seller pursuant to Section 12.1, the terminating party must give prompt written notice thereof to the non-terminating party.

12.3           Effect of Termination by Agreement.  In the event of the termination or abandonment of this Agreement by Purchaser or Seller pursuant to the provisions of Section 12.1 (a), this Agreement shall be void and of no effect and there shall be no further liability on the part of Seller or Purchaser.

            12.4     Default by Seller.  In the event of termination by Purchaser pursuant to the provisions of 12.1 (b), Purchaser may sue Seller for specific performance and for damages that Purchaser may incur or has incurred as a result of such default, but subject to the limitations of Section 9 hereof.

            12.5     Default by Purchaser.  In the event of termination by Seller pursuant to the provisions of 12.1 (b), Seller may sue Purchaser for damages that Seller may incur or has incurred as a result of such default, but subject to the limitations of Section 9 hereof.

13.           MISCELLANEOUS PROVISIONS

13.1           Headings.  The subject headings of the sections and subsections of this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

13.2           Modification and Waiver.  This Agreement constitutes the entire agreement between the parties pertaining to the subject matter contained herein and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties.  No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by all the parties.  No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver.  No waiver shall be binding unless executed in writing by the party making the waiver.

13.3           Counterparts.                                This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

13.4           Rights of Parties.  Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective successors and assigns.

13.5           Survival.  The terms, conditions, covenants, agreements, warranties and representations contained in this Agreement shall survive payment of the purchase price by Purchaser, transfer of the Assets and other incidents of Closing.

13.6           Binding Affect; Assignment.  This Agreement shall be binding on, and shall inure to the benefit of, the parties to it and their respective heirs, legal representatives, successors, and assigns.  This Agreement may not be assigned by Purchaser (except to a controlled subsidiary of or parent of Purchaser) without the written consent of Seller, which consent may be withheld for any reason.

13.7           Notices.  All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date served personally on the party to whom notice is given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, or one day after deposit for overnight delivery with a reputable overnight delivery service, and properly addressed as follows:

If to Seller or
Owner:                                           Mr. Stephen J. Blum
Warehouse on Wheels, Inc.
5700 Arbor Road
Lincoln, NE 68157

With a copy to:                                           Mark Hunzeker
600 Wells Fargo Center
1248 “O” Street
Lincoln, NE 68508

If to Purchaser:                                           American Trailer & Storage, Inc.
Attn:  Mr. Rick Honan
3505 Manchester Trafficway
Kansas City, MO 64129                                                      .

With a copy to:                                           Charles W. Smiley
McDowell, Rice, Smith & Buchanan
605 W. 47th St., Ste. 350
Kansas City, MO 64112

13.8           Broker.  Seller agrees that it did not employ a broker in connection with this transaction and will indemnify Purchaser from any claim for any broker's or finder's fees, costs or expenses relating to the transactions contemplated by this Agreement.  Purchaser will indemnify Seller from any claim for any broker's or finder's fees, costs or expenses relating to the transactions contemplated by this Agreement.

13.9           Governing Law.  This Agreement shall be construed in accordance with, and governed by, the laws of the State of Nebraska.

[SIGNATURE PAGE FOLLOWS]

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT AMONG AMERICAN TRAILER & STORAGE, INC.,  WAREHOUSE ON WHEELS, INC. AND  STEPHEN J. BLUM]

IN WITNESS WHEREOF, the parties to this Agreement have duly executed it on the day and year first above written.

SELLER:

WAREHOUSE ON WHEELS, INC. a
Nebraska corporation

Dated:                      August 22, 2007                                           By:           //s//Stephen J. Blum//s//
Name:                      Stephen J. Blum
Title:                      President

OWNER:

//s//Stephen J. Blum//s//
Stephen J. Blum

PURCHASER:

Dated: _August 22, 2007________	AMERICAN TRAILER & STORAGE, INC., a Missouri corporation

By:           //s//Richard G. Honan II//s//
Name:                      Richard G. Honan II
Title:                      President